Mail Stop 0510

      June 10, 2005


Mr. Jack P. Healey
Industrial Distribution Group, Inc.
950 East Paces Ferry Road, Suite 1575
Atlanta, Georgia 30326


	RE:	Industrial Distribution Group, Inc.
		Form 10-K for the year ended December 31, 2004
		Filed March 11, 2005
      	File No. 001-13195


Dear Mr. Healey:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of
your
filings, please direct them to Patricia, Staff Accountant, at
(202)
551-3747 or, in her absence, to the undersigned at (202) 551-3768.



                                                Sincerely,



							John Cash
								Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
Page 1 of 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE